UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of  February 2007
000-50109
(Commission File Number)
AMS HOMECARE INC.
(Registrant's Name)
1360 Cliveden Avenue - Delta, BC V3M 6K2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☑ Form 20-F
☐ Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule?12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes
☑ No
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule?12g3-2(b): 82-

1360 Cliveden Ave
Delta, BC
V3M 6K2
Canada

FOR IMMEDIATE RELEASE

STOCKWATCH ISSUES PRESS RELEASE ON AMS VS TSXV

--Provides update on BC Cease Trade

Vancouver, B.C. February 23, 2007 - AMS Homecare Inc. (OTCBB: AHCKF), a leading national provider of mobility products, durable medical products and patient monitoring technology to the aging North American population is pleased to comment on the recent news article prepared and issued by a Stockwatch business reporter ( www.stockwatch.com) , and the company is also providing an update on the status of the British Columbia Cease Trade.
Stockwatch is an independent news provider and stock information service provider.  It has issued a news article on February 22, 2007, prepared by their Business Reporter. The article provides a synopsis of company events since 2000 including the recent decision by Madam Justice Mary Ellen Boyd of the British Columbia Supreme Court, regarding a motion heard in November 2006 brought by Mr. Scholz, the TSX-V and certain employees against AMS Homecare Inc, with regards to the company's lawsuit seeking damages against the TSX Venture Exchange.

The article can be read in its entirety on the Stockwatch website ( www.stockwatch.com ) .  Mr Harj Gill, CEO for the company commented, "I am very pleased with the decision of the court to dismiss the motion made by the TSX-V and others, and I am further pleased that the TSX-V has chosen not to appeal this important decision.  Furthermore, with regards to Stockwatch's recent news article, I am very pleased with their journalist integrity in outlining the version of events since the year 2000.  I expect with time the facts will speak for themselves.

However, I am still concerned about the impact to the company, shareholders and officers and directors of the cease trade order enacted by the British Columbia Securities Commission in mid 2006, which has not been removed.  This action continues to harm the company and its officers, and the shareholders alike.  At the last AGM shareholders provided a strong (99%) approval rating for management, voting for the approval of compensation for damages and the re-election of directors.  In view of this strong mandate and support from shareholders the company has attempted to take the appropriate corporate and financial actions to limit damages to the company while the cease trade has been enacted and to pursue the actions taken thus far.  The Company will provide further corporate updates on how management has attempted to minimize the damages that are ongoing at great cost.  However, it is important for shareholders, investors, and regulators to understand that the cease trade limits the liquidity of the company by hampering the ability of the company to negotiate financings and also unnecessarily utilizes company resources.  We continue to wait for a decision from the BCSC on this matter so that the company can continue to rectify damages suffered to date and to rebuild the company on behalf of all shareholders."

About AMS Homecare
Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment; durable, disposable medical products, and patient monitoring technology.  AMS is a USA retailer with its own pharmacy/durable equipment store (http://www.65plusstore.com).  With a base of 300-plus dealer customers in Canada, the company is moving forward and strengthening its foundation, building an organization capable of serving the needs of the aging populations in Canada and the United States. More information is available at (http://www.amshomecare.com).

For further information contact:
AMS Homecare Inc:
Daryl Hixt
Corporate Communication
604-273-5173 ext 121
ir@amshomecare.com
Safe Harbor Statement: Statements contained in this fact sheet relating to AMS Homecare that are not historical facts are "forward-looking" under the Private Securities Litigation Reform Act. Forward-looking statements are subject to risks and uncertainties.  Investors should refer to the Full and Complete Safe Harbour Statement disclosed on the company website (http://www.amshomecare.com)
Exhibits
None

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2007	By:	/s/ Harj Gill
Harj Gill Chief Executive Officer